

Mail Stop 3561

October 10, 2008

Mr. Paul Feller
Chief Executive Officer
Stratus Media Group, Inc.
8439 Sunset Boulevard, 3rd Floor
West Hollywood, CA

       Re: **Stratus Media Group, Inc.**
              Item 4.01 Form 8-K/A
              Filed October 06, 2008
              Response Letter Dated October 09, 2008
              File No. 000-24477

Dear Mr. Feller:

       We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                            Sincerely,

                            Ryan C. Milne
                            Accounting Branch Chief